UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022.

Commission File Number: 001-40530

GH Research PLC
(Exact name of registrant as specified in its charter)

28 Baggot Street Lower
Dublin 2
D02 NX43
Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 10, 2022, GH Research PLC (the “Company”) reported its third quarter 2022 financial results and provided business updates.

On November 10, 2022, the Company made available an updated investor presentation on its website. A copy of the investor presentation is attached hereto as Exhibit 99.4.

The fact that this presentation is being made available and furnished herewith should not be deemed an admission as to the materiality of any information contained in the materials. The information contained in the presentation is being provided as of November 10, 2022 and the Company does not undertake any obligation to update the presentation in the future or to update forward-looking statements to reflect subsequent actual results.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2022
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.3	Press release dated November 10, 2022
99.4	Corporate Presentation for November 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GH Research PLC
Date: November 10, 2022

	By:	/s/ Julie Ryan
	Name:	Julie Ryan
	Title:	Vice President, Finance